Exhibit 17

October 25, 2006

Park National Corporation
C. Daniel DeLawder
Chairman
50 North Third St.
P.O. Box 3500
Newark, Ohio 43058-3500
Dear Dan:
I have reviewed the description in Item 5.02 of Park National Corporation’s Form 8-K dated October 25, 2006, concerning the circumstances surrounding my resignation from the Board of Directors of Park National Corporation and the Board of Directors of The Park National Bank.
I agree with the explanation given for my resignation. I am also confirming that I did not resign because of any disagreement with Park National Corporation or The Park National Bank on any matter relating to their respective operations, policies or practices.
I have enjoyed my tenure as a Board member for both Park National Corporation and The Park National Bank and regret that I was not able to serve longer as a Board member.
Sincerely,

/s/ Robert E. Dixon
Robert E. Dixon